Writer’s Direct Dial: (5411 4809-9522)

E-mail: rtorres@pampaenergia.com

October 2, 2012

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Pampa Energía S.A.

        Form 20-F for the Fiscal Year Ended December 31, 2011

        Filed April 27, 2012

        File No. 1-34429

Dear Ms. Thompson,

                                                On behalf of Pampa Energía S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 19, 2012, related to the above-referenced Form 20-F (the “Form 20-F”).

                                                For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Note 3. (Loss) Earning Per Share, page F-20

1.       We note that your diluted EPS exceeds basic EPS for fiscal years 2011 and 2010 since you included dilutive shares during those net loss periods. We note the same issue on page F-124 in regards to your U.S. GAAP EPS figures. Please explain to us how this complies with both Argentine and U.S. GAAP. For U.S. GAAP, please explain how you have complied with ASC 260-10-45-19. If appropriate, please revise future filings for this matter.

We respectfully advise the Staff that, in accordance with ASC 260-10-45-19, dilutive EPS for fiscal years 2011 and 2010 should equal basic EPS, that is, it should be Ps. (0.12) and Ps. (0.07), respectively. Additionally, we advise the Staff that under Argentine GAAP dilutive EPS should also equal basic EPS, amounting to Ps. (0.7085) and Ps. (0.0354) for fiscal years 2011 and 2010, respectively.

The Staff’s comment is duly noted. We will revise future filings for this matter.

Note 23. Differences Between Argentine GAAP and US GAAP, page F-99

n) Impairment of fixed and intangible assets, page F-113

2.            We note that you reversed Ps. 619.3 million of impairment expense in your reconciliation of net income/loss under Argentine GAAP to net income/loss under U.S. GAAP. We understand from the disclosures elsewhere in your footnotes that this impairment expense is comprised of Ps. 443.5 million, Ps. 10.2 million and Ps. 165.7 million for goodwill, other intangible assets and fixed assets, respectively, related to Edenor. We have the following comments:

•            Based on your disclosure on page F-114, it appears that when you tested the Edenor assets for impairment as required by ASC 360-10-35, you determined that the appropriate level at which to group these assets for impairment testing was the Edenor cash generating unit. It also appears that you performed your U.S. GAAP impairment test for this asset group by comparing the carrying amount of the Edenor cash generating unit with the corresponding undiscounted cash flows. Please confirm our assumptions.

•            Please tell us whether you performed a separate impairment test under U.S. GAAP for the goodwill allocated to the Edenor cash generating unit. If not, please explain to us how you have complied with the guidance in ASC 350-20-35. In doing so, please clarify whether the Edenor cash generating unit is a reporting unit under U.S. GAAP. If you performed a separate impairment test, please explain to us in detail how you determined that the implied fair value of the reporting unit goodwill exceeded the carrying amount of that goodwill such that impairment of goodwill was not necessary. If you do not believe that you would use the same discounted cash flows to test Edenor’s goodwill for impairment under both Argentine GAAP and U.S. GAAP, please explain to us in detail how you reached your conclusion.

We confirm to the Staff that when we tested Edenor assets for impairment in accordance with ASC 360-10-35, we determined that the appropriate level at which to group these assets for impairment testing was the Edenor cash generating unit.  We also confirm that the U.S. GAAP impairment test for this asset group was performed by comparing the carrying amount of the Edenor cash generating unit with the corresponding undiscounted cash flow.

Furthermore, we respectfully advise the Staff that when we tested Edenor assets for impairment under U.S. GAAP following the guidance in ASC 360-10-35, no impairment was recognized given that the carrying amount of the Edenor cash generating unit did not exceed the corresponding undiscounted cash flows.

We advise the Staff that, as disclosed on page F-105, no goodwill was recognized under U.S. GAAP due to Edenor acquisition, representing a difference between Argentine GAAP and U.S. GAAP in accounting for business combinations.

***

The Company acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities law of the United States.

***

Any questions relating to this response letter should be directed to me at 5411 4809-9522 and to my colleague, Romina Benvenuti, at 5411 4809-9520. We can both be reached by facsimile at 5411 4809-9541.

                                                                                Sincerely,

                                                                                                    /s/ Ricardo Torres

                                                                                                          Ricardo Torres